Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended March 31, 2023 &

$2.0 Million Common Share Re-purchase Program

Maroussi, Greece, May 15, 2023 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), an international pure-play product tanker company, today announced unaudited results for the three months ended March 31, 2023.

Summary

For the three months ended March 31, 2023, our Revenues, net were $11.6 million. For the same period, our time charter equivalent (“TCE”) revenues were $9.2 million, an increase of approximately $5.4 million or 139% from the comparable quarter in 2022. Our net income attributable to common shareholders for the three months ended March 31, 2023 was $8.7 million, representing an increase of $12.4 million from a net loss of $3.7 million in the comparable period in 2022. For the first quarter of 2023, the net income per share was $0.81 basic and $0.71 diluted compared to a net loss per share of $0.34 (basic and diluted) for the same period in 2022. Our Adjusted EBITDA for the three months ended March 31, 2023 was $4.2 million, which represented an increase of $4.9 million over the same quarter in 2022. Please see “Non-GAAP Measures and Definitions” below.

On March 23, 2023, the Company sold its oldest tanker, the 2009 built “Pyxis Malou”, for $24.8 million in cash. The gain on vessel sale was $8.0 million.

Valentios Valentis, our Chairman and CEO, commented:

“We are pleased to report strong growth in our first fiscal quarter, 2023 financial results with Revenues, net of $11.6 million and Net Income attributable to common shareholders of $8.7 million. Resilient economic activity, despite recessionary pressures, and increasing mobility in many parts of the world has resulted in solid demand for transportation fuels. Favorable market fundamentals have been supported by low inventories of many refined products, and more significantly, the impact of the war in the Ukraine has led to continued market dislocation, including arbitrage opportunities, as well as the redirection of trade flows from shorter-haul to longer distances resulting in ton-mile expansion of seaborne cargoes, thereby reducing available capacity. Consequently, chartering activity for product tankers remains robust and asset values high, reflecting an expectation of a positive outlook for the sector.

After completing the sale of our 14 year old tanker at a historically high price in March, we now own and operate four modern Eco- efficient MR’s. During the three months ended March 31, 2023 our daily TCE rate more than doubled to $23,508 compared to the same period in 2022. Positive momentum has continued into the spring of 2023, indicating another solid year. As of May 11th, 2023, 70% of the available days in the second quarter of 2023 for our MR’s were booked at an estimated average TCE of $29,160 per vessel. While all our vessels are currently under short-term time charters, we expect to prudently continue our mixed chartering strategy of time charters and spot voyages.

For the near term, we expect volatility to prevail, yet we believe charter rates to stay above five-year average levels given the modest inventories of refined petroleum products in a number of locations worldwide, the global effects of the recent G-7 and European Union ban and price caps on seaborne cargoes of Russian refined products as demand in China increases. Despite ongoing concerns about slowing economic activity globally, potential further OPEC+ production cuts, tighter monetary policies, high inflation and destabilizing geo-political events, supply-side fundamentals reinforce a positive outlook supported by steady volumes and longer transport distances. The International Monetary Fund recently revised its outlook for global GDP growth in 2023 to 2.8% due to a slowdown in the advanced economies. However, China, a leading consumer of petroleum products, seems to be rebounding on pace to achieve the 2023 estimate for GDP growth of 5.2%. In April, the International Energy Agency revised its forecast for global oil demand to increase 2% or 2.0 million barrels per day to 101.9 Mb/d in 2023. A leading research firm recently estimated that global product tanker ton-miles were up 13% in the first quarter, 2023 from the same period in the prior year. Additionally, the firm estimated that average sailing distances could increase 7-8% this year. Over the long-term, changes in the global refinery landscape, led by capacity additions outside of the OECD, should provide added longer-haul volumes. Our positive view is further supported by the historically low order book for MR’s and the large number of inefficient 20+ year old tankers, which exceed the orderbook and are demolition candidates during the next 5 years. Overall, we expect MR tanker supply to grow annually at less than 2% net, through 2024.

1

While we have taken advantage of the high asset value environment by recently selling our oldest tanker, we patiently monitor the market to develop viable opportunities for fleet expansion, especially for the purchase of modern eco-efficient MR’s. Our industry and customer relationships, substantial current cash position, free cash flow generation and low leverage, give us the resources and flexibility to aggressively pursue attractive situations which may further enable us to enhance shareholder value. In the meantime, we maintain our focus to further increasing balance sheet liquidity and reducing leverage.

We believe our current share price does not reflect the value proposition of Pyxis Tankers, let alone the significant operational progress, financial performance as well as positive outlook. We continue to trade at a substantial discount to estimated net asset value, especially in relation to our pure-play product tanker peers. Consequently, the Board of Directors has authorized a common stock re-purchase program of up to $2.0 million through open-market transactions for a period of six months.”

Results for the three months ended March 31, 2022 and 2023

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below.

For the three months ended March 31, 2023, we reported Revenues, net of $11.6 million, or 68% higher than $6.9 million in the comparable 2022 period. Our net income attributable to common shareholders was $8.7 million, or $0.81 basic and $0.71 diluted net income per share, compared to a net loss attributable to common shareholders of $3.7 million, or $0.34 basic and diluted loss per share, for the same period in 2022. The weighted average number of basic share count had increased by approximately 94 thousand common shares from the first quarter 2022 to approximately 10.7 million shares in the same period 2023. The weighted average number of diluted common shares in 2023 of approximately 12.6 million shares assumes the full conversion of all the outstanding Series A Convertible Preferred Stock in the most recent period. The average MR daily TCE rate during the first quarter of 2023 was $23,508 or 109% higher than the $11,227 MR daily TCE rate for the same period in 2022, due to improved market conditions. The revenue mix for the first quarter of 2023 was 74% from short-term time charters and 26% from spot market employment. Adjusted EBITDA increased by $4.9 million to $4.2 million in the first quarter, 2023 from negative $0.7 million for the same period in 2022.

	Three months ended March 31,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)	2022	2023

MR Revenues, net [1]	$6,309	$11,616
MR Voyage related costs and commissions [1]	(2,671)	(2,401)
MR Time charter equivalent revenues [1,2]	$3,638	$9,215

MR Total operating days [1,2]	324	392

MR Daily time charter equivalent rate [1,2]	11,227	23,508

1 Our non-core small tankers, “Northsea Alpha” and “Northsea Beta”, which were sold on January 28, 2022 and March 1, 2022, respectively, have been excluded in the above table. Both vessels were under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. For the quarter ended March 31, 2022, “Revenues, net” attributable to these vessels was $597 thousand and “Voyage related costs and commissions” was $385 thousand.

2 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

2

Management’s Discussion and Analysis of Financial Results for the Three Months ended March 31, 2022 and 2023

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below. (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $11.6 million for the three months ended March 31, 2023, represented an increase of $4.7 million, or 68%, from $6.9 million in the comparable period of 2022. In the first quarter of 2023, our MR daily TCE rate for our fleet was $23,508, a $12,281 per day increase from the same period in 2022. The aforementioned variations are the result of the significant improvement in charter rates between the comparable periods.

Voyage related costs and commissions: Voyage related costs and commissions of $2.4 million in the first quarter of 2023, represented a decrease of $0.7 million, or 21%, from $3.1 million in the same period of 2022, primarily as a result of the decreased spot employment for our MR’s from 132 days in the first quarter in 2022 to 76 days in the first quarter in 2023 and the sales of “Northsea Alpha” and “Northsea Beta” which occurred during the first quarter of 2022. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.3 million for the three month period ended March 31, 2023, remained stable compared to 2022, as a result of slightly higher operating expenses for our MR’s fully offset of lower operating expenses due to the sales of “Northsea Alpha” and “Northsea Beta” during the first quarter of 2022.

General and administrative expenses: General and administrative expenses of $1.3 million for the first quarter, 2023, increased by $0.7 million or 115% compared to $0.6 million in the same period of 2022. The increase was attributable mainly to the higher administration fees that were adjusted by 9.65% to reflect the 2022 inflation rate in Greece and a performance bonus of $0.6 million to our ship management company, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis.

Management fees: For the three months ended March 31, 2023, management fees charged by Maritime and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, decreased by $0.1 million to $0.4 million compared to $0.5 million in the same period of 2022. The decrease was the result of the sales of “Northsea Alpha” and “Northsea Beta,” which occurred during the first quarter of 2022, partially offset by the fact that ship management fees to Maritime for the three months ended March 31, 2023 were adjusted upwards to reflect the 9.65% annual 2022 inflation rate in Greece.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended March 31, 2023, remained flat compared to the same period in 2022.

Depreciation: Depreciation of $1.4 million for the quarter ended March 31, 2023, decreased by $0.1 million or 7% compared to $1.5 million in the same period of 2022. The decrease was attributed to ceasing of depreciation due to the sale of vessel “Pyxis Malou” during the first quarter of 2023 and the sales of “Northsea Alpha” and “Northsea Beta” during the first quarter of 2022.

Gain/(Loss) from the sale of vessels, net: During the three months ended March 31, 2023, we recorded a net gain of $8.0 million related to the sale of our oldest MR tanker, the “Pyxis Malou”. In the comparable quarter in 2022, we recorded $0.5 million loss related to repositioning costs for the delivery of the “Northsea Alpha” and “Northsea Beta” to their buyer.

Loss from debt extinguishment: During the three months ended March 31, 2023, we recorded a loss from debt extinguishment of approximately $0.3 million reflecting the write-off of the remaining unamortized balance of deferred financing costs associated with the loan repayments of the “Pyxis Malou,” which was sold on March 23, 2023, and “Pyxis Karteria,” which was refinanced during the quarter. During the three months ended March 31, 2022, we recorded a loss from debt extinguishment of approximately $0.03 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayment of the “Northsea Alpha” and “Northsea Beta” loans.

Interest and finance costs, net: Interest and finance costs, net, for the quarter ended March 31, 2023, were $1.4 million, compared to $0.9 million in the comparable period in 2022, an increase of $0.6 million, or 64%. Despite lower average debt levels, this increase was primarily attributable to higher LIBOR rates paid on all the floating rate bank debt. In addition to scheduled loan amortization, we prepaid the $6.0 million 7.5% Promissory Note in full during the first quarter, 2023. On March 13, 2023, the Company completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel with a $15.5 million five year secured loan from a new lender. The loan is priced at SOFR plus 2.7%.

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Interim Consolidated Statements of Comprehensive Net Income/(Loss)

For the three months ended March 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended March 31,
	2022	2023

Revenues, net	$6,906	$11,616

Expenses:
Voyage related costs and commissions	(3,057)	(2,400)
Vessel operating expenses	(3,372)	(3,337)
General and administrative expenses	(608)	(1,305)
Management fees, related parties	(211)	(166)
Management fees, other	(310)	(248)
Amortization of special survey costs	(85)	(85)
Depreciation	(1,503)	(1,402)
Bad debt provisions	(50)	—
Gain/(Loss) from the sale of vessels, net	(466)	8,018
Operating income/(loss)	(2,756)	10,691

Other expenses, net:
Loss from debt extinguishment	(34)	(287)
Gain/(loss) from financial derivative instruments	234	(59)
Interest and finance costs, net	(874)	(1,430)
Total other expenses, net	(674)	(1,776)

Net income/(loss)	$(3,430)	$8,915

Dividend Series A Convertible Preferred Stock	(231)	(219)

Net income/(loss) attributable to common shareholders	$(3,661)	$8,696

Income/(loss) per common share, basic	$(0.34)	$0.81
Income/(loss) per common share, diluted	$(0.34)	$0.71

Weighted average number of common shares, basic	10,613,424	10,706,972
Weighted average number of common shares, diluted	10,613,424	12,602,547

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Consolidated Balance Sheets

As of December 31, 2022 and March 31 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	March 31,
	2022	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,563	$28,145
Restricted cash, current portion	376	400
Inventories	1,911	894
Trade accounts receivable, net	10,469	4,987
Prepayments and other current assets	204	657
Insurance claim receivable	608	288
Total current assets	21,131	35,371

FIXED ASSETS, NET:
Vessels, net	114,185	96,677
Total fixed assets, net	114,185	96,677

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,250	2,000
Financial derivative instrument	619	—
Deferred dry dock and special survey costs, net	794	800
Total other non-current assets	3,663	2,800
Total assets	$138,979	$134,848

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$5,829	$5,704
Trade accounts payable	2,604	2,676
Due to related parties	1,028	1,107
Hire collected in advance	2,133	—
Accrued and other liabilities	967	613
Total current liabilities	12,561	10,100

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	59,047	54,668
Promissory note	6,000	—
Total non-current liabilities	65,047	54,668

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,473 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2022 and 420,085 at March 31, 2023)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,614,319 shares issued and outstanding as at December 31, 2022 and 10,745,654 at March 31, 2023, respectively)	11	11
Additional paid-in capital	111,869	111,869
Accumulated deficit	(50,509)	(41,800)
Total stockholders’ equity	61,371	70,080
Total liabilities and stockholders’ equity	$138,979	$134,848

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Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2022 and 2023

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2022	2023
Cash flows from operating activities:
Net income/(loss)	$(3,430)	$8,915
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,503	1,402
Amortization and write-off of special survey costs	85	85
Amortization and write-off of financing costs	81	69
Loss from debt extinguishment	34	287
Loss/(Gain) from financial derivative instrument	(234)	59
Gain on sale of vessel, net	—	(8,018)
Bad debt provisions	50	—
Changes in assets and liabilities:
Inventories	(750)	1,017
Due from related parties	854	79
Trade accounts receivable, net	(947)	5,482
Prepayments and other assets	(113)	(453)
Insurance claim receivable	(1,601)	320
Special survey cost	(370)	(260)
Trade accounts payable	2,175	72
Hire collected in advance	—	(2,133)
Accrued and other liabilities	(223)	(354)
Net cash provided by/(used in) operating activities	$(2,886)	$6,569

Cash flow from investing activities:
Proceeds from the sale of vessel, net	8,509	24,292
Payments for vessel acquisition	(2,995)	—
Ballast water treatment system installation	(437)	—
Net cash provided by investing activities	$5,077	$24,292

Cash flows from financing activities:
Proceeds from long-term debt	—	15,500
Repayment of long-term debt	(7,355)	(20,215)
Repayment of promissory note	—	(6,000)
Financial derivative instrument	—	561
Payment of financing costs	—	(144)
Preferred stock dividends paid	(218)	(207)
Net cash used in financing activities	$(7,573)	$(10,505)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(5,382)	20,356
Cash and cash equivalents and restricted cash at the beginning of the period	9,874	10,189
Cash and cash equivalents and restricted cash at the end of the period	$4,492	$30,545

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Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of March 31, 2023, we were required to maintain a minimum liquidity of $2.4 million. Total cash and cash equivalents, including the minimum liquidity, aggregated $30.6 million as of March 31, 2023.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	December 31, 2022	March 31, 2023
Funded debt, net of deferred financing costs	$64,876	$60,372
Promissory Note - related party	6,000	—
Total funded debt	$70,876	$60,372

Our weighted average interest rates on our total funded debt for the three month period ended March 31, 2023 was 8.15%.

During February and March, 2023, the Company completed the repayment of the outstanding $6.0 million 7.5% Promissory Note.

On March 13, 2023, the Company completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel with a $15.5 million five year secured loan from a new lender, Piraeus Bank, S.A. Loan principal is repayable over 5 years with quarterly amortization. The loan is priced at SOFR plus 2.7% with standard terms and conditions.

On March 23, 2023, pursuant to the sale agreement that we entered into on March 1, 2023, the “Pyxis Malou” was delivered to her buyer. The aggregate gross sale price was $24.8 million from which $6.4 million was used for the prepayment of the respective loan facility and $0.75 million to prepay the outstanding loan for the “Pyxis Lamda”.

On March 31, 2023, we had a total of 10,745,654 common shares issued and outstanding of which Mr. Valentis beneficially owned 53.3%, 420,085 Series A Preferred Shares (trading symbol - PXSAP), which have a conversion price of $5.60, and 1,590,540 warrants (PXSAW), which have an exercise price of $5.60, (excluding non-tradeable underwriter’s common stock purchase warrants of which 428,571 and 16,000 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Series A Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively).

Results of Annual Meeting of Shareholders of May 11, 2023

At the scheduled annual 2023 shareholder meeting, the Company’s shareholders re-elected Mr. Basil Mavroleon and Mr. Robin Das as Class III Directors to serve for a term of three years until the 2026 annual meeting.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income/(loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as loss from debt extinguishment, loss or gain from financial derivative instrument and gain or loss from sale of vessel. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

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In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income/(loss), as reflected in the Consolidated Statements of Comprehensive Net Income/(loss) to EBITDA and Adjusted EBITDA:

	Three months ended March 31,
(Amounts in thousands of U.S. dollars)	2022	2023
Reconciliation of Net loss to Adjusted EBITDA

Net income/(loss)	$(3,430)	$8,915

Depreciation	1,503	1,402

Amortization of special survey costs	85	85

Interest and finance costs, net	874	1,430

EBITDA	$(968)	$11,832

Loss from debt extinguishment	34	287

Loss/(Gain) from financial derivative instrument	(234)	59

(Gain)/Loss from the sale of vessels, net	466	(8,018)

Adjusted EBITDA	$(702)	$4,160

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

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EBITDA, Adjusted EBITDA, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:

(Amounts in U.S. dollars per day)		Three months ended March 31,
		2022	2023
Eco-Efficient MR2: (2023: 4 vessels)
(2022: 4 vessels)	Daily TCE :	11,356	24,809
	Opex per day:	6,801	7,281
	Utilization % :	74.6%	91.9%
Eco-Modified MR2: (1 vessel)
	Daily TCE :	10,722	16,965
	Opex per day:	7,749	8,751
	Utilization % :	73.3%	79.3%
MR Fleet: (2023: 5 vessels) *
(2022: 5 vessels) *	Daily TCE :	11,227	23,508
	Opex per day:	6,991	7,554
	Utilization % :	74.3%	89.5%

As of May 15, 2023 our fleet consisted of four eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon”. During 2022 and 2023, the vessels in our fleet were employed under time and spot charters.

*
	a)	Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, and March 1, 2022, respectively. Both vessels had been under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. The small tankers have been excluded in the above table calculations.

	b)	In February 2022, the “Pyxis Epsilon” experienced a brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March 2022.

	c)	The Eco-Modified “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

Conference Call and Webcast

Today, Monday, May 15, 2023, at 4:30 p.m. Eastern Time, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Pyxis Tankers” to the operator and/or conference ID 13738633. Click here for additional International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events Presentations page. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, May 22, 2023.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://www.webcaster4.com/Webcast/Page/2976/48353

The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

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About Pyxis Tankers Inc.

We own a modern fleet of four tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on selectively growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, solid financial condition, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed, contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of May 11, 2023)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Earliest Redelivery Date

Pyxis Lamda (2)	SPP / S. Korea	MR	50,145	2017	Time	$40,000	May 2023
Pyxis Epsilon (3)	SPP / S. Korea	MR	50,295	2015	Time	30,000	Sep 2023
Pyxis Theta (4)	SPP / S. Korea	MR	51,795	2013	Time	22,500	Jun 2023
Pyxis Karteria (5)	Hyundai / S. Korea	MR	46,652	2013	Time	30,000	May 2023

			198,887

1)	Charter rates are gross in U.S.$ and do not reflect any commissions payable.
2)	“Pyxis Lamda” is fixed on a time charter for 6 months, +/- 15 days at $40,000 per day.
3)	“Pyxis Epsilon” is fixed on a time charter for 12 months, +/- 30 days at $30,000 per day.
4)	“Pyxis Theta” is fixed on a time charter for min 120 days and max 180 days. 0-30 days at $13,500 per day, 31-60 days at $18,500 per day, 61-120 days at $22,500 and 121-180 days at $26,000 per day.
5)	“Pyxis Karteria” was fixed on a time charter for min 4, max 6 months at $16,000 per day. Charterer declared his option of an additional min 45 max 90 days at $30,000 after the vessel completed her second special survey in Mid-April, 2023.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 or any variant thereof, or the war in the Ukraine, on our financial condition and operations and the product tanker industry, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any in information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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